FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2021

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated May 13, 2021;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended March 31, 2021; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 12-Month Period ended March 31, 2021.

May 13, 2021

For immediate release

Quebecor inc. reports consolidated results for first quarter 2021

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the first quarter of 2021. Quebecor consolidates the financial results of its wholly owned Quebecor Media Inc. (“Quebecor Media”) subsidiary.

First quarter 2021 highlights

➢	Revenues: $1.09 billion, up $35.6 million (3.4%) from the same period of 2020.

➢	Adjusted EBITDA:[1] $452.7 million, up $16.0 million (3.7%).

➢	Adjusted income from continuing operating activities:[2] $129.9 million ($0.52 per basic share), an increase of $18.4 million ($0.08 per basic share) or 16.5%.

➢	Net income attributable to shareholders: $121.3 million ($0.49 per basic share), a decrease of $10.3 million ($0.03 per basic share).

➢	Cash flows from operations:[3] $307.6 million, up $12.6 million (4.3%).

➢	The Telecommunications segment grew its revenues by $39.3 million (4.5%) and its adjusted EBITDA by $15.4 million (3.5%) in the first quarter of 2021.

➢	Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile services and equipment ($23.0 million or 11.1%), Internet access ($19.1 million or 6.9%) and wireline equipment ($18.4 million or 65.0%) in the first quarter of 2021.

➢	There was a net increase of 22,100 revenue-generating units[4] (“RGUs”) (1.5%) in mobile telephony and 10,600 (0.6%) in Internet access.

➢	On April 1, 2021, Videotron announced the acquisition of Cablovision Warwick Inc. (“Cablovision Warwick”) and its network, which has been serving the municipalities of Warwick, Kingsey Falls and Saint-Félix-de-Kingsey in the Centre-du-Québec region for more than four decades. Cablovision Warwick’s customers will therefore have access to Videotron’s network as well as its products and services.

➢	On March 22, 2021, Videotron entered into agreements with the Québec government and Government of Canada jointly aimed at achieving the government’s targets for the roll out of high speed Internet services in various regions of Québec. Under these agreements, Videotron will expand its high-speed Internet network to connect approximately 37,000 more households and the governments have undertaken to provide financial assistance in the amount of approximately $258.0 million, which will be used in its entirety for the extension of Videotron’s network.

➢	On February 10, 2021, the Sports and Entertainment segment announced the acquisition of Les Disques Audiogramme inc., the largest independent French-language record label in North America, which also includes Éditorial Avenue, Canada’s largest French-language music publisher, in order to continue supporting talented Québec artists and promote the dissemination of Québec music.

[1]	See “Adjusted EBITDA” under “Definitions.”
[2]	See “Adjusted income from continuing operating activities” under “Definitions.”
[3]	See “Cash flows from operations” under “Definitions.”
[4]	See “Key performance indicators” under “Definitions.”

“We’re off to a good start in 2021, despite the challenges created by the public health situation, which continues to impact some of our business segments,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Due in large part to Videotron’s solid financial and operational performance, the Corporation increased its EBITDA by 3.7% and its adjusted income from continuing operating activities by 16.5% in the first quarter of 2021. This performance generated a 4.3% growth in our cash flows from operations.

“We are proud of our acquisition in the first quarter of 2021 of Cablovision Warwick, a company that has been part of the landscape in the Centre-du-Québec region for more than 40 years, along with its network. This transaction further illustrates our commitment to connecting people in all parts of Québec and providing them with a unique, world-class customer experience. We are also pleased that our network will be expanded by September 30, 2022 to provide high-speed Internet access to approximately 37,000 more households in various remote regions of Québec, under a partnership with the Québec government and in collaboration with the Government of Canada,” Pierre Karl Péladeau added.

“Offering innovative, effective solutions is at the core of our business model and we continue to successfully roll out our 5G network in Québec,” said Jean-François Pruneau, President and Chief Executive Officer of Videotron. “We also continue winning new mobile customers. During the last 12 months, we added 133,400 subscriber connections, partly because of Fizz’s new mobile device offering. We also saw demand growth for our Internet access service, with 74,000 customers added during the period, as well as for our Helix home entertainment and connected lifestyle platform, which has now reached 826,000 RGUs. We recently announced the arrival of the eagerly awaited Helix Fi 2 smart terminal, available first to Videotron customers. It features the most powerful Wi-Fi on the Québec market, powered by innovative, high-performance technology.

“I am proud of the special relationship Videotron has developed with Quebecers over the years. For the 16th year in a row, Videotron ranked as the most respected telecom company in Québec on Léger’s Reputation survey,” Jean-François Pruneau concluded.

“Although the current crisis continued to impact its operations, TVA Group Inc. (“TVA Group”) was able to increase its revenues by $3.7 million during the quarter,” noted Pierre Karl Péladeau, Acting President and Chief Executive Officer of TVA Group. “Its adjusted EBITDA decreased by $6.4 million, essentially because of higher content costs at the TVA Sports specialty channel due to the National Hockey League’s compressed 2020-2021 season.

“The advertising market for our broadcasting activities showed encouraging growth compared with the same quarter of 2020, as did the advertising market for our digital platforms, reflecting the growth in our non-traditional advertising revenues. TVA Group’s programs continued to stand out and they remained among the most watched in Québec, with a total consolidated market share of 39.4%,” commented Pierre Karl Péladeau.

“We were very pleased with the Canadian capital market’s response to Videotron’s issuance of high-yield Senior Notes in the aggregate principal amount of $650.0 million bearing interest at 3.125%, the lowest coupon rate ever reached by an issuer on this market,” said Hugues Simard, Chief Financial Officer of Quebecor. “In the wake of this issue, which brings our net available liquidity to $2.6 billion, we are in a strong position heading into the upcoming spectrum auction and our Notes maturities.”

“I extend my heartfelt thanks to Jean-François Pruneau, who is leaving the Corporation on June 4, 2021, for his many accomplishments at Quebecor over the past 20 years,” said Pierre Karl Péladeau. “His strong leadership and keen business acumen have made an important contribution to developing the Corporation’s business plan and building its solidity. I wish him every success in his new challenges.

“2021 has started on a strong footing and we continue focusing on our growth drivers in order to consolidate our position as an industry leader, while maintaining prudent management until the full resumption of economic activity. We are bullish about the future and continue working to create long-term value for all our stakeholders. Finally, I would like to pay tribute once again to the exceptional work of all our employees, who are the pillars of our daily success,” concluded Pierre Karl Péladeau.

COVID-19 pandemic

The COVID-19 pandemic continues to have a significant impact on the economic environment in Canada and around the world. In order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures since the beginning of this health crisis, including the suspension of some business activities. Since March 2020, this health crisis has curtailed the operations of many of Quebecor’s business partners and led to a significant slowdown in some of the Corporation’s segments. Among other impacts, the restrictions and preventive measures imposed by the Québec government caused a reduction in volume at Videotron retail outlets; a reduction in advertising revenues, a decrease in sports events broadcast by the TVA Sports specialty channel and a reduction in film and audiovisual content activity in the Media segment in 2020; and the cancellation of most shows and events in the Sports and Entertainment segment. Despite the constraints created by this pandemic, Quebecor has continued and will continue to provide essential telecommunications and news services during this health crisis, while safeguarding the health and safety of the public and its employees. Due to the decrease in their revenues, most of the business units in the Media segment and Sports and Entertainment segment have qualified for the Canadian Emergency Wage Subsidy and subsidies totalling $5.6 million were recorded in the first quarter of 2021 as a reduction in employee costs (no amount in the first quarter of 2020).

Non-IFRS Financial Measures

The Corporation uses measures not standardized under International Financial Reporting Standards (“IFRS”). The Corporation added the “consolidated net debt leverage ratio” measure in the third quarter of 2020. See the definition of this measure under “Definitions.”

Financial table

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars, except number of shares and per basic share data)

	Three months ended March 31
	2021	2020
Income
Revenues:
Telecommunications	$914.0	$874.7
Media	174.8	174.8
Sports and Entertainment	31.2	34.8
Inter-segment	(28.9)	(28.8)
	1,091.1	1,055.5
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	450.9	435.5
Media	1.3	4.1
Sports and Entertainment	2.1	(3.8)
Head Office	(1.6)	0.9
	452.7	436.7
Depreciation and amortization	(195.3)	(198.1)
Financial expenses	(83.1)	(87.4)
(Loss) gain on valuation and translation of financial instruments	(5.8)	23.3
Restructuring of operations and other items	(4.5)	(3.9)
Income taxes	(44.0)	(40.5)
Income from discontinued operations	˗	1.3
Net income	$120.0	$131.4

Income from continuing operations attributable to shareholders	$121.3	$130.3
Net income attributable to shareholders	121.3	131.6
Adjusted income from continuing operating activities	129.9	111.5
Per basic share:
Income from continuing operations attributable to shareholders	0.49	0.51
Net income attributable to shareholders	0.49	0.52
Adjusted income from continuing operating activities	0.52	0.44

	Three months ended March 31
	2021	2020
Additions to property, plant and equipment and to intangible assets
Telecommunications	$138.0	$133.0
Media	5.7	7.7
Sports and Entertainment	1.0	0.9
Head Office	0.4	0.1
	145.1	141.7
Cash flows
Cash flows from operations:
Telecommunications	312.9	302.5
Media	(4.4)	(3.6)
Sports and Entertainment	1.1	(4.7)
Head Office	(2.0)	0.8
	307.6	295.0
Cash flows provided by continuing operating activities	261.6	321.6

	March 31 2021		Dec. 31 2020
Balance sheet
Cash and cash equivalents	$759.3		$136.7
Working capital	633.5		(33.4)
Net assets related to derivative financial instruments	534.3		597.1
Total assets	10,690.9		9,861.6
Total debt (current and long-term)	6,356.1		5,773.4
Lease liabilities (current and long term)	179.4		173.3
Convertible debentures, including embedded derivatives	162.1		156.5
Equity attributable to shareholders	1,203.8		1,112.6
Equity	1,310.7		1,214.1
Number of common shares outstanding (in millions)	245.5		248.2
Consolidated net debt leverage ratio	2.67	x	2.68	x

2021/2020 first quarter comparison

Revenues: $1.09 billion, a $35.6 million (3.4%) increase.

•	Revenues increased in Telecommunications ($39.3 million or 4.5% of segment revenues).

•	Revenues were flat in the Media segment.

•	Revenues decreased in Sports and Entertainment ($3.6 million or -10.3%).

Adjusted EBITDA: $452.7 million, a $16.0 million (3.7%) increase.

•	Adjusted EBITDA increased in Telecommunications ($15.4 million or 3.5% of segment adjusted EBITDA) and in Sports and Entertainment ($5.9 million).

•	Adjusted EBITDA decreased in Media ($2.8 million or -68.3%), and there was an unfavourable variance at Head Office ($2.5 million) due mainly to an unfavourable variance in the stock-based compensation charge.

•	The change in the fair value of Quebecor and Quebecor Media stock options and in the value of Quebecor stock-price-based share units resulted in a $5.5 million unfavourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2021 compared with the same period of 2020.

Net income attributable to shareholders: $121.3 million ($0.49 per basic share) in the first quarter of 2021, compared with $131.6 million ($0.52 per basic share) in the same period of 2020, a decrease of $10.3 million ($0.03 per basic share).

•	The main unfavourable variances were:

o	$29.1 million unfavourable variance in losses and gains on valuation and translation of financial instruments, including $28.2 million without any tax consequences;

o	$3.5 million increase in the income tax expense.

•	The main favourable variances were:

o	$16.0 million increase in adjusted EBITDA;

o	$4.3 million decrease related to financial expenses;

o	$2.8 million decrease in the depreciation and amortization charge.

Adjusted income from continuing operating activities: $129.9 million ($0.52 per basic share) in the first quarter of 2021, compared with $111.5 million ($0.44 per basic share) in the same period of 2020, an increase of $18.4 million ($0.08 per basic share).

Cash flows from operations: $307.6 million, a $12.6 million (4.3%) increase due to the $16.0 million increase in adjusted EBITDA and a $6.5 million decrease in additions to intangible assets, partially offset by a $9.9 million increase in additions to property, plant and equipment.

Cash flows provided by continuing operating activities: $261.6 million, a $60.0 million decrease due primarily to the unfavourable net change in non-cash balances related to operating activities, partially offset by the increase in adjusted EBITDA.

Consolidated net debt leverage ratio: 2.67x at March 31, 2021 compared with 2.68x at December 31, 2020.

Investing and financing operations

•	On April 1, 2021, Alithya Group Inc (“Alithya”), a strategy and digital transformation leader, acquired the firm R3D Conseil inc, of which Quebecor was one of the main shareholders. As part of this transaction, Quebecor obtained 11.9% of Alithya’s share capital and 6.7% of voting rights related to Alithya’s issued and outstanding shares.

•	On February 11, 2021, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2021 to February 2022 and amend certain terms and conditions.

•	On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of 3.125% Senior Notes maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing fees of $6.0 million. Videotron intends to use the proceeds from this offering for general corporate purposes, including, without limitation, the repayment of a portion of its current debt.

Senior management

•	On April 27, 2021, Quebecor announced that Jean-François Pruneau, President and Chief Executive Officer of Videotron, was leaving his position to devote himself to personal investment projects. Mr. Pruneau will stay on until June 4, 2021 to oversee the transition. In the wake of this announcement, it has been decided that Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media will take over the responsibilities of the President of Videotron to further cement the concerted leadership and dynamic of efficiency between the two organizations.

•	France Lauzière, President and Chief Executive Officer of TVA Group and Chief Content Officer of Quebecor Content, has taken time off from her duties for a period of up to six months, starting April 14, 2021, for family reasons. During her absence, Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor, is assuming her duties at TVA Group and Quebecor Content on an acting basis.

•	The Chief Operating Officer and Chief Legal Officer of Quebecor, Marc M. Tremblay, indicated to the Corporation some time ago that he wanted to plan for his retirement at a date to be confirmed. The Corporation, wishing for Mr. Tremblay to remain an officer at least until March 31, 2022, has entered into an agreement providing that Mr. Tremblay remain in his position at least until that date, while gradually reducing his activities starting August 1, 2021.

Capital stock

In the first quarter of 2021, the Corporation purchased and cancelled 2,649,300 Class B Subordinate Voting Shares (“Class B Shares”) for a total cash consideration of $84.4 million (1,059,100 Class B Shares for a total cash consideration of $34.1 million in the same period of 2020). The $68.8 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as a reduction in retained earnings ($27.8 million in the same period of 2020).

Dividend

On May 12, 2021, the Board of Directors of Quebecor declared a quarterly dividend of $0.275 per share on its Class A Multiple Voting Shares (“Class A Shares”) and Class B Shares, payable on June 22, 2021 to shareholders of record at the close of business on May 28, 2021. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s first quarter 2021 results, please refer to the Management Discussion and Analysis and condensed consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/investors/financial documentation> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its first quarter 2021 results on May 13, 2021, at 2:30 p.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 866-201-0081, access code for participants 480061#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/investors/conferences-and-annual-meeting>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above. Anyone unable to attend the conference call will be able to listen to a recording by telephone or webcast. It will be available at the same address within 24 hours after the call and until August 11, 2021.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition, and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics or other public health crises, including the COVID-19 pandemic, political instability is some countries, risks associated with emergency measures implemented by various governments, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2020.

The forward-looking statements in this press release reflect Quebecor’s expectations as of May 13, 2021 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>.

Follow us on Twitter: <www.twitter.com/Quebecor>

Source:	Information:
Hugues Simard Chief Financial Officer Quebecor Inc. and Quebecor Media Inc. hugues.simard@quebecor.com 514 380-7414	Communications Department Quebecor Inc. and Quebecor Media Inc. medias@Quebecor.com 514 380-4572

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 2 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2021	2020
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$450.9	$435.5
Media	1.3	4.1
Sports and Entertainment	2.1	(3.8)
Head Office	(1.6)	0.9
	452.7	436.7
Depreciation and amortization	(195.3)	(198.1)
Financial expenses	(83.1)	(87.4)
(Loss) gain on valuation and translation of financial instruments	(5.8)	23.3
Restructuring of operations and other items	(4.5)	(3.9)
Income taxes	(44.0)	(40.5)
Income from discontinued operations	-	1.3
Net income	$120.0	$131.4

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before the income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2021	2020
Adjusted income from continuing operating activities	$129.9	$111.5
(Loss) gain on valuation and translation of financial instruments	(5.8)	23.3
Restructuring of operations and other items	(4.5)	(3.9)
Income taxes related to adjustments[1]	1.7	(0.6)
Discontinued operations	-	1.3
Net income attributable to shareholders	$121.3	$131.6

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Cash flows from operations and free cash flows from continuing operating activities

Cash flows from operations

Cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the operations of all of its segments. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by continuing operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. Free cash flows from continuing operating activities is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 4 and 5 provide a reconciliation of cash flows from operations and free cash flows from continuing operating activities to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Table 4

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2021	2020
Adjusted EBITDA (negative adjusted EBITDA)
Telecommunications	$450.9	$435.5
Media	1.3	4.1
Sports and Entertainment	2.1	(3.8)
Head Office	(1.6)	0.9
	452.7	436.7
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(99.4)	(88.9)
Media	(1.2)	(1.9)
Sports and Entertainment	(0.1)	(0.1)
Head Office	(0.2)	(0.1)
	(100.9)	(91.0)
Additions to intangible assets:[2]
Telecommunications	(38.6)	(44.1)
Media	(4.5)	(5.8)
Sports and Entertainment	(0.9)	(0.8)
Head Office	(0.2)	-
	(44.2)	(50.7)
Cash flows from operations
Telecommunications	312.9	302.5
Media	(4.4)	(3.6)
Sports and Entertainment	1.1	(4.7)
Head Office	(2.0)	0.8
	$307.6	$295.0

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:	Three months ended March 31
	2021	2020
Additions to property, plant and equipment	$(100.9)	$(91.0)
Net variance in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(10.9)	11.0
Cash flows used for additions to property, plant and equipment	$(111.8)	$(80.0)

[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements:	Three months ended March 31
	2021	2020
Additions to intangible assets	$(44.2)	$(50.7)
Net variance in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(14.6)	(52.1)
Cash flows used for additions to intangible assets	$(58.8)	$(102.8)

Table 5

Free cash flows from continuing operating activities and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

(in millions of Canadian dollars)

	Three months ended March 31
	2021	2020
Cash flows from operations from Table 4	$307.6	$295.0
Plus (minus)
Cash portion of financial expenses	(80.9)	(85.4)
Cash portion related to restructuring of operations and other items	(3.7)	(3.9)
Current income taxes	(63.4)	(61.0)
Other	0.2	4.1
Net change in non-cash balances related to operating activities	(43.2)	32.6
Net change in current non-cash items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(10.9)	11.0
Net change in current non-cash items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(14.6)	(52.1)
Free cash flows from continuing operating activities	91.1	140.3
Plus (minus)
Cash flows used for additions to property, plant and equipment	111.8	80.0
Cash flows used for additions to intangible assets	58.8	102.8
Proceeds from disposal of assets	(0.1)	(1.5)
Cash flows provided by continuing operating activities	$261.6	$321.6

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt, excluding convertible debentures, divided by the trailing 12-month adjusted EBITDA. Consolidated net debt, excluding convertible debentures, represents total long-term debt plus bank indebtedness, lease liabilities, the current portion of lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management and the Board of Directors in decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. The consolidated net debt leverage ratio excludes convertible debentures because, subject to certain conditions, those debentures can be repurchased at the Corporation’s discretion by issuing Quebecor Class B Shares. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate its financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 6 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in Quebecor’s condensed consolidated financial statements.

Table 6

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	March. 31, 2021		Dec. 31, 2020
Total long-term debt[1]	$6,376.1		$5,786.4
Plus (minus)
Lease liabilities	144.3		139.0
Current portion of lease liabilities	35.1		34.3
Bank indebtedness	3.3		1.7
Assets related to derivative financial instruments	(569.4)		(625.5)
Liabilities related to derivative financial instruments	35.1		28.4
Cash and cash equivalents	(759.3)		(136.7)
Consolidated net debt excluding convertible debentures	5,265.2		5,227.6
Divided by:
Trailing 12-month adjusted EBITDA	$1,968.6		$1,952.6
Consolidated net debt leverage ratio	2.67	x	2.68	x

[1]	Excluding changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and Club illico over-the-top video services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

QUEBECOR INC.
CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended March 31
	2021	2020
Revenues	$1,091.1	$1,055.5
Employee costs	176.4	178.0
Purchase of goods and services	462.0	440.8
Depreciation and amortization	195.3	198.1
Financial expenses	83.1	87.4
Loss (gain) on valuation and translation of financial instruments	5.8	(23.3)
Restructuring of operations and other items	4.5	3.9
Income before income taxes	164.0	170.6
Income taxes (recovery):
Current	63.4	61.0
Deferred	(19.4)	(20.5)
	44.0	40.5
Income from continuing operations	120.0	130.1
Income from discontinued operations	-	1.3
Net income	$120.0	$131.4
Income (loss) from continuing operations attributable to
Shareholders	$121.3	$130.3
Non-controlling interests	(1.3)	(0.2)
Net income (loss) attributable to
Shareholders	$121.3	$131.6
Non-controlling interests	(1.3)	(0.2)
Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.49	$0.51
From discontinued operations	-	0.01
Net income	0.49	0.52
Diluted:
From continuing operations	0.49	0.41
From discontinued operations	-	0.01
Net income	0.49	0.42
Weighted average number of shares outstanding (in millions)	246.7	254.0
Weighted average number of diluted shares (in millions)	246.9	259.9

QUEBECOR INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended March 31
	2021	2020
Income from continuing operations	$120.0	$130.1
Other comprehensive income from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(2.6)	62.9
Deferred income taxes	1.9	(15.0)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain	177.0	-
Deferred income taxes	(46.9)	-
	129.4	47.9
Comprehensive income from continuing operations	249.4	178.0
Income from discontinued operations	-	1.3
Comprehensive income	$249.4	$179.3
Comprehensive income (loss) from continuing operations attributable to
Shareholders	$243.9	$178.2
Non-controlling interests	5.5	(0.2)
Comprehensive income (loss) attributable to
Shareholders	$243.9	$179.5
Non-controlling interests	5.5	(0.2)

QUEBECOR INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended March 31, 2021
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$914.0	$174.8	$31.2	$(28.9)	$1,091.1

Employee costs	104.5	55.1	7.5	9.3	176.4
Purchase of goods and services	358.6	118.4	21.6	(36.6)	462.0
Adjusted EBITDA[1]	450.9	1.3	2.1	(1.6)	452.7

Depreciation and amortization					195.3
Financial expenses					83.1
Loss on valuation and translation of financial instruments					5.8
Restructuring of operations and other items					4.5
Income before income taxes					$164.0

Cash flows used for
Additions to property, plant and equipment	$107.6	$3.8	$0.1	$0.3	$111.8
Additions to intangible assets	51.3	6.1	0.9	0.5	58.8

	Three months ended March 31, 2020
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$874.7	$174.8	$34.8	$(28.8)	$1,055.5

Employee costs	102.9	59.7	10.0	5.4	178.0
Purchase of goods and services	336.3	111.0	28.6	(35.1)	440.8
Adjusted EBITDA[1]	435.5	4.1	(3.8)	0.9	436.7

Depreciation and amortization					198.1
Financial expenses					87.4
Gain on valuation and translation of financial instruments					(23.3)
Restructuring of operations and other items					3.9
Income before income taxes					$170.6

Cash flows used for
Additions to property, plant and equipment	$73.6	$6.2	$0.1	$0.1	$80.0
Additions to intangible assets	95.1	6.9	0.8	-	102.8

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
			Retained	other com-	to non-
	Capital	Contributed	earnings	prehensive	controlling	Total
	stock	surplus	(deficit)	loss	interests	equity
Balance as of December 31, 2019	$1,055.9	$17.4	$(31.7)	$(64.1)	$94.6	$1,072.1
Net income (loss)	-	-	131.6	-	(0.2)	131.4
Other comprehensive income	-	-	-	47.9	-	47.9
Dividends	-	-	(50.9)	-	(0.2)	(51.1)
Repurchase of Class B Shares	(6.3)	-	(27.8)	-	-	(34.1)
Balance as of March 31, 2020	1,049.6	17.4	21.2	(16.2)	94.2	1,166.2
Net income	-	-	475.6	-	10.4	486.0
Other comprehensive loss	-	-	-	(117.7)	(3.1)	(120.8)
Dividends	-	-	(150.2)	-	-	(150.2)
Repurchase of Class B Shares	(31.8)	-	(135.3)	-	-	(167.1)
Balance as of December 31, 2020	1,017.8	17.4	211.3	(133.9)	101.5	1,214.1
Net income (loss)	-	-	121.3	-	(1.3)	120.0
Other comprehensive income	-	-	-	122.6	6.8	129.4
Dividends	-	-	(68.3)	-	(0.1)	(68.4)
Repurchase of Class B Shares	(15.6)	-	(68.8)	-	-	(84.4)
Balance as of March 31, 2021	$1,002.2	$17.4	$195.5	$(11.3)	$106.9	$1,310.7

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended
(unaudited)	March 31
	2021	2020
Cash flows related to operating activities
Income from continuing operations	$120.0	$130.1
Adjustments for:
Depreciation of property, plant and equipment	146.2	153.1
Amortization of intangible assets	38.9	35.9
Amortization of right-of-use assets	10.2	9.1
Loss (gain) on valuation and translation of financial instruments	5.8	(23.3)
Impairment of assets	0.8	-
Amortization of financing costs	2.2	2.0
Deferred income taxes	(19.4)	(20.5)
Other	0.1	2.6
	304.8	289.0
Net change in non-cash balances related to operating activities	(43.2)	32.6
Cash flows provided by continuing operating activities	261.6	321.6
Cash flows related to investing activities
Business acquisitions	(15.1)	-
Additions to property, plant and equipment	(111.8)	(80.0)
Additions to intangible assets	(58.8)	(102.8)
Proceeds from disposals of assets	0.1	1.5
Other	(0.8)	(0.6)
Cash flows used in continuing investing activities	(186.4)	(181.9)
Cash flows related to financing activities
Net change in bank indebtedness	1.6	(12.8)
Net change under revolving facilities	(3.1)	(52.9)
Issuance of long-term debt, net of financing fees	644.0	-
Repayment of long-term debt	(0.4)	(0.3)
Repayment of lease liabilities	(10.2)	(9.6)
Repurchase of Class B Shares	(84.4)	(34.1)
Dividends paid to non-controlling interests	(0.1)	(0.2)
Cash flows provided by (used in) continuing financing activities	547.4	(109.9)

Cash flows provided by continuing operations	622.6	29.8

Cash and cash equivalents at beginning of period	136.7	14.0
Cash and cash equivalents at end of period	$759.3	$43.8

Cash and cash equivalents consist of
Cash	$759.0	$4.7
Cash equivalents	0.3	39.1
	$759.3	$43.8

Interest and taxes reflected as operating activities
Cash interest payments	$38.6	$38.9
Cash income tax payments (net of refunds)	112.8	23.0

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)	March 31	December 31
	2021	2020
Assets
Current assets
Cash and cash equivalents	$759.3	$136.7
Restricted cash	210.7	-
Accounts receivable	635.9	600.6
Contract assets	176.7	174.9
Income taxes	10.0	4.9
Inventories	271.7	250.7
Other current assets	136.7	113.0
	2,201.0	1,280.8
Non-current assets
Property, plant and equipment	3,167.2	3,189.2
Intangible assets	1,480.3	1,466.7
Goodwill	2,714.0	2,714.0
Right-of-use assets	148.4	143.1
Derivative financial instruments	569.4	625.5
Deferred income taxes	31.5	45.5
Other assets	379.1	396.8
	8,489.9	8,580.8
Total assets	$10,690.9	$9,861.6
Liabilities and equity
Current liabilities
Bank indebtedness	$3.3	$1.7
Accounts payable, accrued charges and provisions	961.7	872.2
Deferred revenue	307.5	307.5
Deferred subsidies	210.7	-
Income taxes	23.8	70.0
Current portion of long-term debt	25.4	28.5
Current portion of lease liabilities	35.1	34.3
	1,567.5	1,314.2
Non-current liabilities
Long-term debt	6,330.7	5,744.9
Derivative financial instruments	35.1	28.4
Convertible debentures	150.0	150.0
Lease liabilities	144.3	139.0
Deferred income taxes	859.8	848.2
Other liabilities	292.8	422.8
	7,812.7	7,333.3
Equity
Capital stock	1,002.2	1,017.8
Contributed surplus	17.4	17.4
Retained earnings	195.5	211.3
Accumulated other comprehensive loss	(11.3)	(133.9)
Equity attributable to shareholders	1,203.8	1,112.6
Non-controlling interests	106.9	101.5
	1,310.7	1,214.1
Total liabilities and equity	$10,690.9	$9,861.6

QUEBECOR INC.

Supplementary Disclosure
March 31, 2021
Net Income Attributable to Shareholders

	1st Quarter		YTD
	2021	2020	2021	2020
Net income per share (basic)	$0.49	$0.52	$0.49	$0.52
Net income, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.52	$0.44	$0.52	$0.44

Reconciliation of earnings per share

	1st Quarter		YTD
	2021	2020	2021	2020
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.52	$0.44	$0.52	$0.44

Other adjusments[1]:
Unusual items	(0.01)	(0.01)	(0.01)	(0.01)
(Loss) gain on valuation and translation of financial instruments	(0.02)	0.08	(0.02)	0.08
Discontinued operations	-	0.01	-	0.01
Total	(0.03)	0.08	(0.03)	0.08

Reported net income per share (basic)	$0.49	$0.52	$0.49	$0.52

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure
March 31, 2021
Capital Structure

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Mortgage loan due in 2022	$45.6
$45.6
Quebecor Media Inc.
Revolving credit facility due in 2022 (availability: $300)	$-
5 3/4% Senior Notes due in 2023	1,069.1
6 5/8% Senior Notes due in 2023	500.0
1,569.1
Videotron Ltd.
Revolving credit facility due in 2023 (availability: $1,500)	-
5% Senior Notes due in 2022	1,005.0
5 3/8% Senior Notes due in 2024	753.7
5 5/8% Senior Notes due in 2025	400.0
5 3/4% Senior Notes due in 2026	375.0
5 1/8% Senior Notes due in 2027	753.7
4 1/2% Senior Notes due in 2030	800.0
3 1/8% Senior Notes due in 2031	650.0
4,737.4
TVA Group Inc.
Revolving credit facility due in 2022 (availability: $75)	24.0
24.0
Other debt	-
Total Quebecor Media Inc.	$6,330.5
TOTAL LONG-TERM DEBT [1]	$6,376.1
Bank indebtedness	3.3
Exchangeable debentures - Quebecor Inc.	2.1
Convertible debentures (cost if settled in cash at maturity) - Quebecor Inc. [2]	154.5
Lease liabilities	179.4
(Asset) liability related to derivative financial instruments	(534.3)
Cash and cash equivalents :
TVA Group Inc.	2.4
Other	756.9
$759.3

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 9 to Consolidated Financial Statements.
[2]	Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on March 31, 2021, subject to a floor price of approximately $26.20 and a ceiling price of approximately $32.76.

QUEBECOR INC.

Supplementary Disclosure
March 31, 2021
Consolidated Net Debt Leverage Ratio

(all amounts in millions of Canadian dollars, except ratios)	2021		2020
	Mar 31		Dec 31		Sep 30		Jun 30		Mar 31
Total long-term debt [1]	$6,376.1		$5,786.4		$5,952.1		$6,019.1		$6,224.4

Add (deduct):
(Asset) liability related to derivative financial instruments	(534.3)		(597.1)		(798.6)		(902.9)		(1,043.9)
Lease liabilities	179.4		173.3		168.0		157.1		153.0
Bank indebtedness	3.3		1.7		15.2		20.6		16.6
Cash and cash equivalents	(759.3)		(136.7)		(40.7)		(25.0)		(43.8)

Consolidated net debt excluding convertible debentures	$5,265.2		$5,227.6		$5,296.0		$5,268.9		$5,306.3
Divided by: trailing 12-month adjusted EBITDA	$1,968.6		$1,952.6		$1,920.3		$1,916.2		$1,895.5

Consolidated net debt leverage ratio	2.67	x	2.68	x	2.76	x	2.75	x	2.80	x

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees. See Note 9 to Consolidated Financial Statements.

TELECOMMUNICATIONS

Supplementary Disclosure
March 31, 2021
Operating Results

	2021	2020
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue-Generating Units ('000) [1]	6,145.3	6,147.9	6,104.9	6,100.2	6,085.2
Mobile Telephony Lines ('000)	1,503.2	1,481.1	1,452.6	1,404.9	1,369.8
Homes Passed ('000)	3,005.1	2,994.7	2,983.3	2,970.9	2,958.0
Internet Subscribers ('000)	1,807.4	1,796.8	1,769.8	1,749.3	1,733.4
Penetration of Homes Passed	60.1%	60.0%	59.3%	58.9%	58.6%
Television Subscribers ('000)	1,459.1	1,475.6	1,481.8	1,497.3	1,512.1
Penetration of Homes Passed	48.6%	49.3%	49.7%	50.4%	51.1%
Wireline Telephony Lines ('000)	897.7	924.7	947.8	976.5	998.2
Penetration of Homes Passed	29.9%	30.9%	31.8%	32.9%	33.7%
Over-the-Top Video Subscribers ('000)	477.9	469.7	452.9	472.2	471.7

	1st Quarter			YTD
	2021	2020	VAR	2021	2020	VAR
(in millions)
Revenues
Internet	$296.6	$277.5	6.9%	$296.6	$277.5	6.9%
Television	213.2	233.1	-8.5%	213.2	233.1	-8.5%
Mobile Telephony	170.5	160.2	6.4%	170.5	160.2	6.4%
Wireline Telephony	80.7	82.8	-2.5%	80.7	82.8	-2.5%
Equipment Sales	107.2	76.1	40.9%	107.2	76.1	40.9%
Other	45.8	45.0	1.8%	45.8	45.0	1.8%
Telecommunications	$914.0	$874.7	4.5%	$914.0	$874.7	4.5%

Adjusted EBITDA
Telecommunications	$450.9	$435.5	3.5%	$450.9	$435.5	3.5%

Cash flows used for:
Additions to PP&E	$107.6	$73.6		$107.6	$73.6
Additions to Intangible Assets	51.3	95.1		51.3	95.1
Telecommunications	$158.9	$168.7	-5.8%	$158.9	$168.7	-5.8%

Mobile Telephony ABPU [2]	$49.95	$51.60		$49.95	$51.60
Total ABPU [2]	$49.96	$49.90		$49.96	$49.90

[1]	Revenue-generating units (" RGUs ") are the sum of subscriptions to the television, Internet access and Club illico over-the-top video services, plus subscriber connections to the wireline and mobile telephony services.
[2]	Average billing per unit (" ABPU ") is an indicator used to measure monthly average subscription billing per revenue-generating unit.

QUEBECOR INC.

Supplementary Disclosure
March 31, 2021
Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure
March 31, 2021
Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information on a consolidated basis for Quebecor Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.'s results for the first quarter of 2021, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company's website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by Quebecor Inc. to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from operations, free cash flows from continuing operating activities and consolidated net debt leverage ratio are not calculated in accordance with or recognized by IFRS.     Quebecor Inc.’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the first quarter of 2021 under "Non-IFRS Financial Measures" for a complete description of these measures as well as a reconciliation to the most directly comparable measures calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Sophie Riendeau
By:	Sophie Riendeau
Corporate Secretary

Date:	May 14, 2021